                                                                    EXHIBIT 12.1

                       RADIO ONE, INC. AND SUBSIDIARIES

   RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                              FOR THE YEARS ENDED

         DECEMBER 25, 1994 AND DECEMBER 31, 1995, 1996, 1997, AND 1998


                                                                                December
                                                --------------------------------------------------------------------------
                                                   1994             1995            1996            1997           1998
                                                -----------     ------------    ------------    ----------      -----------
Earnings
  Net income (loss)..........................   $ 1,223,000     $ (1,856,000)   $ (3,609,000)   (2,959,000)         841,000

Add:
  Provision for income taxes.................        30,000               -               -             -                -
  Extraordinary item.........................            -           468,000              -             -                -
  Fixed charges (1)..........................     2,783,000        5,588,000       7,762,000     9,180,000       11,751,000

Less:
  Accreted dividends.........................            -                -               -      2,037,000        3,716,000
  Benefit for Income taxes...................            -                -               -             -         1,575,000
                                                -----------     ------------    ------------    ----------      -----------
        Total earnings.......................   $ 4,036,000      $ 4,200,000       4,153,000     4,184,000        7,031,000
                                                -----------     ------------    ------------    ----------      -----------


Fixed charges(2).............................   $ 2,783,000      $ 5,588,000       7,762,000    11,217,000       15,469,000

Ratio of earnings to combined
  fixed charges and preferred
  stock dividends............................        1.45            0.75             .54          .37                 .47


(1) Fixed charges added back to income for December 31, 1997 and 1998 include $2,037,000 and $3,716,000 preferred stock dividends which did not need to be added back to deferred charges as amount was not included in the deductions from earnings.

(2) Fixed charges represented interest expense, including amortization of discounts and the component of rent expense believed by management to be representative of the interest factor (one-third of rent expense) and accreted dividends on senior cumulative redeemable preferred stock.